Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

September 21, 2020

Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Strategas Trust, Series 1-1 Amendment No. 1 to Registration Statement on Form S-6 Filed September 21, 2020 File Nos.: 333-248861 and 811-23608

Dear Mr. Bartz:

On behalf of our client, Strategas Trust, we submitted to the Securities and Exchange Commission on September 21, 2020 for filing the above-referenced amended registration statement for the Strategas Policy Basket Portfolio, Strategas Trust, Series 1-1 (the “Trust”), a series of the Strategas Trust.

The amendment was filed to clarify that the auditor for the Trust is yet to be named.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

September 21, 2020

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Gus Demopoulos

Nicholas Bohnsack

Anna T. Pinedo

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